Mail Stop 3561

September 24, 2008

Michael W. Malone
Vice President-Finance, Chief Financial Officer and Secretary
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re: Polaris Industries Inc.**
> **File No. 001-11411**
> **Form 10-K: For the Fiscal Year Ended December 31, 2007**
> **Form 8-K: Dated March 3, 2008**

Dear Mr. Malone:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2007

Management's Discussion and Analysis, page 17

Results of Operations, page 18

1. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify some of these factors nor analyze the underlying business reasons for the changes. For example, you state that income from financial services decreased due to HSBC discontinuing the financing of non-Polaris products at

Polaris dealerships, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made more user-friendly and clear by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Please revise to include a table or tables detailing revenues both by geography and by product category/source (ATVs, snowmobiles, income from securitization facility, income from retail credit agreements, etc.) for each period discussed. Please include columns for dollar and percentage changes and common size percentages to the extent you believe useful. We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

Liquidity and Capital Resources, page 24

2.   Please quantify in terms of cash the significant factors that materially contributed to the changes in net cash provided by operating activities. Note that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash. Refer to Section IV.B.1 of FR-72 for guidance.

3.   We note that you participate in the cost of dealer financing (floor plan financing). Please tell us where the related cash flow effects of your share in the cost of dealer financing is presented in your statements of cash flows.

Form 8-K: Dated March 3, 2008

 Exhibit 99.1, page 14

4.   We note your disclosure that you received your largest military contract to date of $18 million. Please provide us your accounting policy for military contracts, including how revenue is recognized over the contract life.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief